

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Randy Hyzak
Chief Financial Officer
LAS VEGAS SANDS CORP
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: LAS VEGAS SANDS CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 5, 2021**
> **File No. 001-32373**

Dear Mr. Hyzak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

2. We note the disclosure in your Form 10-K, proxy statement and CSR report that you are seeking meaningful environmental improvement through green buildings, environmentally responsible operations, and green meetings and events. If material, please quantify capital expenditures and compliance costs for these climate-related initiatives.

3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
    - severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;

- quantification of material weather-related damages to your property or operations; and
- potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

4. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

5. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction